OMB APPROVAL

OMB Number:	3235-0145

Estimated average burden
hours per response . . . 14.90

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 (b)

(Amendment No.   )*

METHODE ELECTRICS INC CL A

(Name of Issuer)

Common Stock

(Title of Class of Securities)

591520200 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591520200	13G	Page 2 of 5 Pages

1.	Names of Reporting Person. S.S. or I.R.S. Identification of above person NFJ INVESTMENT GROUP L.P. (IRS No. 75-2557611)

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,211,100 6. Shared Voting Power 809,650 7. Sole Dispositive Power 2,020,750 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,020,750

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row (9) 5.7

12.	Type of Reporting Person* IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer: Methode Electrics Inc CL A

	(b)	Address of Issuer’s Principal Executive Offices: 7401 West Wilson Chicago, Illinois 60706

Item 2.	(a)	Name of Person Filing: NFJ Investment Group L.P.

	(b)	Address of Principal Business Office: 2121 San Jancinto Street, Suite 1840 Dallas, Texas 75201

	(c)	Citizenship: Not Applicable.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 591520200

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☒	Investment adviser registered under Section 203 of the Investment Advisors Act of 1940;

	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership.

	(a)	Amount beneficially owned: 2,020,750**

	(b)	Percent of class: 5.7**

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 1,211,100**

		(ii)	Shared power to vote: 809,650

		(iii)	Sole power to dispose or direct the disposition of: 2,020,750**

		(iv)	Shared power to dispose or direct the disposition of: -0-

**This report is being filed on behalf of NFJ Investment Group L.P., a Delaware limited partnership and/or certain investment advisory clients or discretionary accounts relating to their collective beneficial ownership of shares of common stock of the Issuer. NFJ Investment Group L.P. is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. As a result of its role as investment adviser NFJ Investment Group L.P. may be deemed to be the beneficial owner of the securities of the Issuer. NFJ Investment Group L.P. has the sole power to dispose of the shares and to vote the shares under its written guidelines.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Clarification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

Item 8.	Identification and Clarification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2004

/s/ STEWART A. SMITH
Secretary

5